Exhibit 12.01

Computation of Ratio of Earnings to Fixed Charges
Amount in million dollars

	Year Ended July 31,
	2018	2017	2016	2015	2014
Earnings
Loss before income taxes	$(130.2)	$(194.1)	$(172.3)	$(121.9)	$(222.2)
Fixed charges	42.7	37.3	31.0	28.3	6.8

Total earnings as defined	$(87.5)	$(156.8)	$(141.3)	$(93.6)	$(215.4)

Fixed charges
Interest expense	$0.8	$—	$—	$—	$—
Amortization of debt discounts and capitalized expenses related to indebtedness	28.8	24.5	23.4	22.3	1.8
Estimated interest component of rental expense (1)	13.1	12.8	7.6	6.0	5.0

Total fixed charges as defined	$42.7	$37.3	$31.0	$28.3	$6.8

Ratio of earnings to fixed charges	—	—	—	—	—
Deficiency of earnings available to cover fixed charges	$130.2	$194.1	$172.3	$121.9	$222.2

(1)	One-third of rent expense is the portion deemed representative of the interest factor.